Wellspring Aerospace International, Inc.

3933 Clayton Road West,

Fort Worth, Texas, 76116

Telephone 817-480-9865

August 14, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Wellspring Aerospace International, Inc. Registration Statement on Form S-1 (Registration No. 333-214925)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Wellspring Aerospace International, Inc.(the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective immediately, as of the date hereof (or at the earliest practicable date), of its Registration Statement on Form S-1 (File No. 333-214925), together with all exhibits thereto, originally filed on December 6, 2016 ( the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement due to adverse market conditions and the Company’s decision not to proceed with the initial public offering of its securities. The Company believes the withdrawal to be consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). The Registration Statement has been declared effective and the Company hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We request that the Commission issue an order granting withdrawal of the Registration Statement (the “Order”) and send the Order to Kevin B. Williams, President and Chief Executive Officer at the above-mentioned address, or email at kw61@live.com, with a copy to Michael J. Morrison, Chtd., 1495 Ridgeview Drive #220, Reno, NV 89519, facsimile number (775) 827-6311. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions with respect to this matter, please contact Michael J. Morrison, Esq., of Michael J. Morrison, Chtd., at (775) 827-6300.

Sincerely,

WELLSPRING AEROSPACE INTERNATIONAL, INC.

By: Kevin B.Williams
Kevin B. Williams
President and Chief Executive Officer

cc: Michael J. Morrison, Chtd.